

July 12, 2011

<u>Via Facsimile</u>
Patrick J. O'Leary
Executive Vice President and Chief Financial Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277

      Re: **SPX Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 22, 2011
               File No. 001-6948

Dear Mr. O'Leary:

We refer you to our comment letter dated May 16, 2011 regarding business contacts with Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Amanda Ravitz
     Assistant Director
     Division of Corporation Finance